September 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Michael Purcell

Mr. Kevin Dougherty

Mr. John Coleman

Ms. Joanna Lam

Mr. Craig Arakawa

Re:	Brazil Potash Corp.

Amendment No. 1 to Registration Statement on Form F-1

File No. 333-281663

Ladies and Gentlemen:

This letter is submitted on behalf of Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”), publicly filed with the Commission on August 20, 2024 (the “Initial Public Filing”), as set forth in the Commission’s letter dated September 16, 2024 addressed to Mr. Matthew Simpson, Chief Executive Officer and a Director of the Company (the “Comment Letter”). The Company is concurrently publicly filing with the Commission, electronically via EDGAR, Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments. In addition to addressing the Staff’s comments in the Comment Letter, Amendment No. 1 also includes the financial results and the unaudited condensed interim consolidated financial statements of the Company as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and updates to certain other disclosures therein.

The Company currently intends to proceed with the offering in the near future, subject to market conditions and other considerations.

The Company respectfully advises the Staff that the Company also intends to register the initial public offering of its common shares (as contemplated under the Registration Statement) in Canada by filing a Canadian base PREP prospectus in all provinces and territories of Canada, except Quebec, and in connection with such Canadian registration, the Company submitted a pre-filing application to the Ontario Securities Commission. The Company plans to file its preliminary Canadian base PREP prospectus, which will include Amendment No. 1, in all provinces and territories of Canada, except Quebec, with the Ontario Securities Commission as principal regulator, on or about the date hereof.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment in boldfaced print. Unless otherwise indicated, page references in the Staff’s comments refer to the Initial Public Filing, and page references in the Company’s responses refer to Amendment No. 1.

U.S. Securities and Exchange Commission

September 27, 2024

Registration Statement on Form F-1

Prospectus Summary

Regulatory Overview

Preliminary Environmental License, page 3

1.

You disclose that in September 2023, you completed consultations with the local Mura indigenous communities. Out of the 36 villages that comprise the local Mura indigenous communities, you disclose that 34 agreed to support your environmental licensing process and the advancement of the Autazes Project. Please disclose the impact, if any, of two of the 36 Mura indigenous communities not supporting your environmental licensing process and the advancement of the Autazes Project.

The Company has revised the disclosure in “Prospectus Summary—Regulatory Overview—Brazilian Mining Regulations—Preliminary Environmental License” (page 4) and “Business—Regulatory Overview—Brazilian Mining Regulations—Preliminary Environmental License” (page 101) to disclose that the Mura indigenous communities established their own consultation and voting protocol, which provided that, in order to approve a resolution to support the Company’s environmental licensing process and the advancement of the Autazes Project: (i) at least 60% of the 36 villages was required to participate in a vote in order to establish a quorum and call for a valid vote amongst the local Mura indigenous communities; (ii) each village that participated in such vote was to be represented by six villagers, with each villager having one vote; and (iii) an affirmative vote of at least 60% of the votes cast was required to approve such resolution. Such new disclosure also discloses that out of the 36 villages that comprise the local Mura indigenous communities, 34 villages participated in a vote (i.e., quorum was met with approximately 94% of the villages participating in the voting), and over 90% of the eligible villagers participating in such vote affirmatively voted to approve a resolution, to support the Company’s environmental licensing process and the advancement of the Autazes Project.

Our Industry and Market Opportunity, page 11

2.

You provide information about potash demand, potash supply and your market opportunity in Brazil, from 2020 to 2022, in narrative and tabular form, and provide that the source of such information includes various sources from 2020 to 2022, such as, among others, (i) USDA Economic Research Service, “Feed Grains: Yearbook”, August 17, 2022; (ii) Our World in Data, “Land Use – Agricultural Land Use Chart”, 2020; and (iii) potassium chloride market outlook information included in a database maintained by CRU which you refer to as the “CRU November 2022 Potassium Chloride Market Outlook.” Considering the passage of time, please update your information on the potash demand, supply and your market opportunity in Brazil, and the source for such information, to more recent dates.

The Company has revised the disclosure in “Prospectus Summary—Our Industry and Market Opportunity” (pages 12–16) and “Business—Our Industry and Market Opportunity” (pages 92–97) to update certain information regarding potash demand and supply and the Company’s market opportunity in Brazil, based on more recent sources for such information. The Company respectfully advises the Staff that it has updated the applicable disclosure in the Registration Statement that is based on “FAO, ‘FAO Corporate Statistical Database – Import Value and Export Value data’, 2022” and “Our World in Data, ‘Land Use – Agricultural Land Use Chart’, 2021”, and that the most recent versions of such sources are as of 2022 and 2021, respectively. Additionally, the Company also respectfully advises the Staff that it has not revised the applicable disclosure in the Registration Statement that is based on “USDA Foreign Agricultural Service, ‘Brazilian Economic and Agricultural Overview’, February 9, 2022”, because the February 9, 2022 version is the most recent version of such source. Furthermore, the Company also respectfully advises the Staff that it has not updated the disclosure in the Registration Statement that is based on the following market reports and data sets from the CRU Group: “CRU Group, ‘Potassium Chloride Market Outlook’, November 2022” and “CRU Group, ‘CRU’s Potassium Chloride Database’, November 30, 2022” (collectively, the “CRU Data”). The Company does not have more recent versions of the CRU Data, as

U.S. Securities and Exchange Commission

September 27, 2024

access to the more recent CRU Data requires a costly annual subscription, which is cost prohibitive to the Company at this time given the Company’s limited financial resources. Based on other third-party sources that reference updated information from CRU, the Company does not believe that the potash demand and supply information contained in more recent CRU Data has materially changed from the 2022 CRU Data. As such, the Company believes that the current disclosure in the Registration Statement regarding potash demand and supply and its market opportunity in Brazil that is based on the 2022 CRU Data fairly reflects current market information.

3.	Please disclose the date of the “Green Markets (a Bloomberg company), ‘Weekly Fertilizer Prices’” database that appears as the source of your table on benchmark prices.

The Company has updated the benchmark potash price graph and added the date of the “Green Markets (a Bloomberg company), ‘Weekly Fertilizer Prices’” database in “Prospectus Summary—Our Industry and Market Opportunity—Market Opportunity: Brazil – A Key Potash Market” (page 16) and “Business—Our Industry and Market Opportunity—Market Opportunity: Brazil – A Key Potash Market” (page 96).

Risk Factors

The failure to acquire or purchase all of the land intended for the operation of the Autazes Project could adversely impact our development, page 31

4.

You disclose that under your current development plan for the Autazes Project, you intend to own, through Potássio do Brasil Ltda., 39 properties on which the facilities and infrastructure for the Autazes Project will be located. You further disclose that you currently have rights of access to 24 properties consisting of a total area of approximately 5.4 square miles, which include surface rights on the land on which your proposed mine shafts, processing plant, and port for the Autazes Project will be constructed. You disclose your belief that, through administrative land regularization proceedings with Brazilian governmental agencies (such as the Brazilian Institute of Settlement and Land Reform, the Brazilian Ministry of Industry and Trade, and other agencies), you will be able to, and intend to, convert such current rights of access into ownership of these 24 properties. Please explain administrative land regularization proceedings, in terms what is the purpose, process and the result, and how you can convert right of access agreements to ownership.

The Company has revised the disclosure in “Prospectus Summary—Description of our Mineral Property” (page 2), “Risk Factors—Risks Related to Mining—The failure to acquire, lease, purchase, or obtain rights to occupy all of the land intended for the operation of the Autazes Project could adversely impact our development of the Autazes Project” (page 32), and “Description of the Autazes Project and the Autazes Property—Ownership of Land” (page 120) to describe the administrative land regularization proceedings and how the Company intends to acquire ownership of or obtain regular access to the 24 properties.

Use of Proceeds

Funding of Ongoing Operations, page 55

5.

We note your disclosure that you estimate your currently available non-contingent financial resources, without taking into consideration the net proceeds from this offering, are sufficient to fund your ongoing operations (excluding exploration and development activities) and meet your administrative costs for the next six months. However, we note also your disclosure on page 81 within MD&A that as of March 31, 2024, you had a cash and cash equivalents balance of approximately $1.1 million to

U.S. Securities and Exchange Commission

September 27, 2024

settle current liabilities of approximately $1.8 million, and that you plan to use a portion of the net proceeds from this offering to settle your current liabilities. Please disclose the balance of your cash and cash equivalents and current liabilities balances here, and explain how your non-contingent financial resources are sufficient to fund your operations for the next six months, or alternatively, explain if you require additional funds, such as the net proceeds from this offering, to fund your operations over the next six months.

The Company has revised the disclosure in “Risk Factors—Risks Related to Our Company—Our business and financial condition are subject to liquidity risk” (page 41), “Use of Proceeds—Funding of Ongoing Operations” (page 56), “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” (page 77), and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk—Liquidity Risk” (page 83) to disclose the Company’s cash and cash equivalents balance and current liabilities as of June 30, 2024, and that the Company plans to use a portion of the anticipated net proceeds from this offering to settle its current liabilities.

Description of the Autazes Project and the Autazes Property, page 122

6.

We note your revised disclosure indicates that the economic analysis is based on an average price of $459 per ton MOP. Please reconcile this price to the MOP price of $551 per ton located in Table 145 on page 282 in your October 14, 2022 technical report summary, which is listed as Exhibit 96.1 to your Form F-1.

The Company has revised the disclosure in “Description of the Autazes Project and the Autazes Property—Estimated Costs and Economic Analysis—Economic Analysis” (page 124). The Company respectfully advises the Staff that the price of $459 per ton of MOP referenced in “Description of the Autazes Project and the Autazes Property—Estimated Costs and Economic Analysis—Economic Analysis” (page 124) represents the projected average Cost and Freight (CFR) price for granular potash delivered to Brazil from 2029 (the anticipated first year of production at the Autazes Project) to 2051, which does not include inland freight costs from the ports of entry in Brazil to Brazilian farmers, whereas the price of $551 per metric tonne of MOP (equivalent to approximately $500 per US ton) referenced in Table 145 on page 282 of the Technical Report represents the projected production weighted average Freight on Board (FOB) price at the port of the Autazes Project, which includes inland freight costs to Brazilian farmers, over the same time period (2029 to 2051).

7.

Additionally we note your technical report summary is dated October 14, 2022. Please tell us if all material assumptions and information pertaining to the disclosure of your mineral resources and mineral reserves, including material assumptions relating to all modifying factors, price estimates, and scientific and technical information, is current as of your most recent fiscal year end, as required by Item 1304(f)(2) of Regulation S-K.

The Staff’s comment is duly noted. The Company and ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH (as the primary Qualified Person that prepared the Technical Report) confirm to the Staff that all material assumptions and information pertaining to the Company’s disclosure of the mineral resources and mineral reserves, including the material assumptions relating to all modifying factors, price estimates, and scientific and technical information, in the Registration Statement are current as of December 31, 2023, the Company’s most recently completed fiscal year.

U.S. Securities and Exchange Commission

September 27, 2024

Executive and Director Compensation, page 139

8.

We note that you paid cash bonuses to your executive officers in 2023. You disclose in footnote 4 to the table that for all but Stan Bharti, such bonuses were a discretionary cash bonus that you paid to such executive. Please disclose the factors or criteria the Board considered in awarding discretionary cash bonuses for each executive, including such factors considered for Stan Bharti. See Item 6.B.(1) of Form 20-F.

The Company has revised the disclosure in footnotes 2 and 4 to the 2023 Summary Compensation Table under “Executive and Director Compensation—2023 Summary Compensation Table” (page 141) to describe the factors and criteria that the Company’s board of directors considered in awarding discretionary cash bonuses to Mr. Stan Bharti and its other executives in 2023.

Underwriting

Notice to Investors, page 185

9.	We note the inclusion of the Russian Federation in your Notice to Investor sub-section on page 189. Please describe the direct or indirect impact:

•

resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your or the underwriters’ ability to settle transactions with entities based in Russia, including due to sanctions affecting potential purchasers; and

•

resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the Russian invasion of Ukraine, including the raising of funds from within the Russian Federation.

If the impact is not material, please explain why.

The Company respectively advises the Staff that the Russian Federation selling restrictions legend has been included in the Registration Statement because it is contemplated that the Common Shares will be offered and may be sold to certain Russian persons through their brokerage accounts located in jurisdictions outside of Russia, and purchased by such Russian persons with funds from such non-Russian brokerage accounts. The Russian Federation selling restrictions legend in “Underwriting—Notice to Investors—Russian Federation” (page 193) has been revised to add a further description of the selling restrictions. The underwriters have advised the Company that sanctions compliance procedures will be applied to the marketing of the Common Shares to ensure that the Common Shares are not marketed or sold to sanctioned persons or otherwise in violation of applicable sanctions. Additionally, the underwriters have advised the Company that the offering and sale of the Common Shares in this manner will not require Russian government approvals nor will the settlement by the underwriters of transactions with any Russian persons in this manner be illegal or impractical under Russian currency exchange limitations or export or capital controls. The Company, as advised by the underwriters, also notes that any Common Shares sold to Russian persons in this offering are expected to comprise no more than 10% of the total Common Shares being sold in this offering. In view of the sanctions compliance procedures being applied to this offering, the limited number of Russian investors that are expected to participate in this offering, and the limited number of Common Shares that are expected to be held by Russian investors immediately following this offering, the Company does not believe that the risks of offering the Common Shares to Russian persons or entities as described above, or the reaction to such offering, would be material to the Company or to its other shareholders or stakeholders, including its customers and employees.

U.S. Securities and Exchange Commission

September 27, 2024

Consolidated Financial Statements for the years ended December 31, 2023 and 2022

3. Material Accounting Policies

(e) Exploration and evaluation assets, page F-10

10.

You state that your exploration and evaluation costs are capitalized until the technical feasibility and commercial viability of extraction of reserves are demonstrable. We also note that you report proven and probable reserves, identify yourself as a development stage company and characterize the Autazes project as being in the development stage. Please tell us why you have not yet reclassified your exploration and evaluation assets to property, plant and equipment and performed the related assessment of impairment upon reclassification in accordance with paragraph 17 of IFRS 6.

The Company respectfully advises the Staff that the Company completed an initial technical report and feasibility study of the Autazes Project in 2016, and subsequently, the Technical Report, Update of the Autazes Potash Project—Pre-Feasibility Study in 2022, which contain certain economic analyses and financial projections of the Autazes Project when it is fully developed. The Technical Report shows that the Autazes Project is economically viable (as such term is used in IFRS 6), however, the Company has not yet established the commercial viability of the Autazes Project, and accordingly, the Company’s exploration and evaluation costs have been capitalized as assets until such time as the commercial viability of the Autazes Project is established. In assessing commercial viability, an entity must have adequate resources to proceed with development activities. The Company has not yet commenced any mining operations and does not yet generate any revenue, and, although it has raised financing to fund its exploration activities to date, the Company does not currently have adequate financial resources to proceed with further development and construction activities prior to the consummation of this anticipated offering. The Company intends to use the anticipated proceeds of this offering to fund its pre-operation development expenses, and increase its capitalization and financial flexibility. Additionally, the Company believes that this offering will create a market for its Common Shares, and facilitate its future access to the public equity markets. At such time following this offering when (i) the Company has raised sufficient financing and has adequate financial resources to proceed with pre-operation development activities, and (ii) the Company has completed certain pre-operation development activities, such as the completion of the purchases of the additional land that primarily will be used for the sites of the Company’s dry stacked tailings, of additional engineering and a feasibility study for the Autazes Project, and of basic engineering design work, each of which is anticipated to occur in 2025, the Company believes that the commercial viability of the Autazes Project will then be established. Accordingly, the Company will then reclassify its currently capitalized exploration and evaluation assets to property, plant and equipment, and perform the related assessment of impairment upon reclassification in accordance with paragraph 17 of IFRS 6. To provide additional context to the Staff, the Company respectfully refers the Staff to the Company’s disclosure regarding the Company’s primary business objectives, the key milestones to be achieved, the anticipated timing, and the expected aggregate costs thereof, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” (page 67).

Exhibits

11.

In Article 12 of your Bylaws filed in Exhibit 3.2, your forum selection provision provides that the Superior Court of Justice of the Province of Ontario, Canada and the appellate Courts therefrom shall have, among other things, the sole and exclusive forum for certain litigation, including any “derivative” action. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act or Exchange Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

U.S. Securities and Exchange Commission

September 27, 2024

The Company has added disclosure in “Risk Factors—Risks Related to Our Company—Our bylaws provide that the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom will be the exclusive forum for certain types of claims, actions or proceedings against us or our directors, executives and employees, which could limit the ability of our shareholders and investors to obtain a favorable judicial forum for such disputes” (pages 49-50) and “Description of our Share Capital—Forum Selection” (page 165) to state that investors and shareholders cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder, and that there is uncertainty as to whether a court would enforce the Company’s forum selection provisions in Article 12 of the Company’s bylaws.

12.

You disclose that you currently have rights of access to 24 properties consisting of a total area of approximately 5.4 square miles, which include surface rights on the land on which your proposed mine shafts, processing plant, and port for the Autazes Project will be constructed. In this regard, we note your “Form of Lease Agreement for Rural Land” filed as Exhibit 10.38, but this would appear to correspond to your lease(s), for a term of six years, the remaining 15 properties consisting of a total area of approximately 4.2 square miles, which you disclose will primarily be used for the sites of your dry stacked tailings piles. Please file you right of access agreement(s) or provide your analysis why you are not required to file such agreement(s) under Item 601(b)(10) of Regulation S-K.

The Company has filed as Exhibit 10.39 to Amendment No. 1 the form of the Contract for Assignment of Possessory Rights over the Property and Other Covenants, which is the form of the agreement that provides the rights of access to the 24 properties consisting of a total area of approximately 5.4 square miles.

General

13.

Under “Principal Shareholders” on page 156 you disclose that as of the date of this prospectus, you have 6,919 record shareholders, 5,883 of which are record holders in the United States. Accordingly, please provide a legal analysis as to your eligibility to file as a foreign private issuer on Form F-1. Please refer to General Instruction 1.A of Form F-1 and the definition of “foreign private issuer” in Securities Act Rule 405.

The Company respectfully advises the Staff that despite the relatively high percentage of record holders that are residents of the United States, less than 50% of the outstanding voting securities of the Company are directly or indirectly owned of record by residents of the United States. Additionally, the Company respectfully advises the Staff that (i) none of the executive officers or directors of the Company are U.S. citizens or residents, (ii) none of the assets of the Company are located in the United States, and (iii) the business of the Company is administered principally outside of the United States. The Company respectfully refers the Staff to the disclosure in (a) “Principal Shareholders”, which discloses that CD Capital, Sentient, Forbes & Manhattan (each of which are non-U.S. shareholders) hold approximately 62.8% of the Company’s outstanding Common Shares, and (b) “Management—Our Executives and Directors”, which discloses that none of the executive officers or directors of the Company are U.S. citizens or residents.

U.S. Securities and Exchange Commission

September 27, 2024

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact me at (954) 768-8221; distefanor@gtlaw.com, or William Wong at (310) 586-7858; wongw@gtlaw.com.

Sincerely,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano, Esq.

cc:	Matthew Simpson, Chief Executive Officer, Brazil Potash Corp.

Ryan Ptolemy, Chief Financial Officer, Brazil Potash Corp.

William Wong, Esq., Greenberg Traurig, LLP

Samir A. Gandhi, Esq., Sidley Austin LLP

Daniel A. O’Shea, Esq., Sidley Austin LLP